                                                              Exhibit 1
                                Quarterly report
                                 March 31, 2000













































                                    Philips
                                     (LOGO)

      STATEMENTS OF INCOME
      all amounts in millions of euros (EUR) unless otherwise stated The data included in this report are unaudited.

-------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
                                                                           January to March
                                                                       --------------------------
                                                                            2000             1999
                                                                       ---------       ----------
Sales                                                                      8,329            6,837
---------------------------------------------------------------        ---------       ----------
Ebitda                                                                     1,147              915
---------------------------------------------------------------        ---------       ----------
Income from operations (Ebit)                                                663              549

Financial income and expenses                                                480               21
---------------------------------------------------------------        ---------       ----------
Income before taxes                                                        1,143              570

Income taxes                                                                (124)            (114)
---------------------------------------------------------------        ---------       ----------
Income after taxes                                                         1,019              456

Results relating to unconsolidated companies                                 135               25

Minority interests                                                           (14)             (12)
---------------------------------------------------------------        ---------       ----------
Income from continuing operations                                          1,140              469

Extraordinary items - net                                                      -                -
---------------------------------------------------------------        ---------       ----------
NET INCOME                                                                 1,140              469


Basic earnings per common share in EUR (after stock split):

- income from continuing operations                                         0.86             0.32

- net income                                                                0.86             0.32

PRESENTATION AND ACCOUNTING ISSUES
The data per share in this report have been based on the (average) number of shares outstanding after the 4-for-1 stock split which was effected per April 14, 2000. Prior-year data have been restated accordingly.

As of this quarter, the segment reporting is extended to nine segments. Consumer Electronics and Domestic Appliances and Personal Care (DAP), formerly part of Consumer Products, are shown separately, as is Medical Systems which was part of Professional. Additionally, revenues and income from operations are provided for the business groups within Consumer Electronics.

In order to further align Philips' accounting principles under Dutch GAAP with US GAAP requirements, certain product development and process development costs are no longer included in inventories. In line with Dutch GAAP, the relevant costs included in the January 1 balance sheet were debited direct to stockholders' equity.

                 REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

-    Income from continuing operations in Q1 2000 was EUR 1,140 million (EUR
     0.86 per share) vs. EUR 469 million (EUR 0.32 per share) in Q1 1999. Q1 2000 income included a EUR 526 million gain from the sale of a portion of JDS Uniphase shares.

-    All sectors, except Origin, contributed to the increase in income.

- Ebitda on a comparable basis was more than 50% up on the year-earlier quarter.

-    RONA came to 25.1% vs. a comparable 16.2% last year.

-    Comparable sales growth was 11% vs. 3% last year.

Income from continuing operations in the first three months amounted to EUR 1,140 million (EUR 0.86 per share) compared to EUR 469 million (EUR 0.32 per share) in the corresponding period of 1999. Included in income is a gain of EUR 526 million from the sale of a portion of the JDS Uniphase shares received upon the sale of Optoelectronics in mid-1998. Income from operations in the first quarter of 1999 included a gain of EUR 169 million (EUR 150 million after tax) from the sale of Conventional Passive Components. Without these non-recurring items, income from continuing operations in the first quarter improved by 92% over the same period of last year. Improvement in income from continuing operations was the result of strong sales performance in virtually all product sectors, significantly lower employment costs, mainly as a result of pension credits, and strong performance at unconsolidated companies.

Sales in the first quarter amounted to EUR 8,329 million, reflecting a 22% nominal increase over the same period a year ago. Adjusted for exchange rate fluctuations (9%), and consolidation changes (2%), comparable sales growth came to 11% compared to 3% a year earlier. Sales growth is accelerating, especially in Semiconductors, Components, Miscellaneous and Domestic Appliances and Personal Care, and within the Consumer Electronics sector, in Consumer Communications and Digital Networks.

Price erosion in the first quarter was 5%, substantially down from 8% in the corresponding quarter last year and also down from the fourth quarter of 1999 (7%). Volume growth came to 17% compared with 11% a year ago.

Income from operations (EUR 663 million or 8.0% of sales, against EUR 549 million or 8.0% of sales in 1999), is reflecting higher depreciation/amortization charges, mainly resulting from a number of acquisitions in 1999. Excluding the non-recurring gains from the sale of participations in 1999, income from operations was 8.0% versus 5.4% in the year-earlier period. The result was positively impacted by pension credits which are partly (EUR 50 million) allocated to the various segments. The RONA ratio amounted to 25.1% compared to 16.2% in the year-earlier period, when excluding the gain on the sale of Conventional Passive Components. Positive income developments occurred across the board except at Origin, which is suffering from a slow start of the IT sector post-millennium.

Financial income and expenses came to a positive balance of EUR 480 million compared to a positive amount of EUR 21 million in the year-earlier period. The current quarter includes a EUR 526 million gain from the sale of a block of JDS Uniphase shares. This positive effect was partly offset by higher net interest expense and exchange rate differences. The tax burden has been determined at a tentative rate of 20% excluding the JDS Uniphase gain, which is not taxable. This resulted in an overall tax burden of less than 11% compared with 20% in the same period of last year.

Philips' results relating to unconsolidated companies rose to EUR 135 million from EUR 25 million a year earlier, primarily coming from the joint venture LG.Philips LCD Co., established mid-1999, and the sharply higher contribution from Taiwan Semiconductor Manufacturing Co. Last year's figure included a non-recurring gain in relation to the transfer of 27% of Philips' shareholding in Navigation Technologies to a Dutch investor group. Minority interests were virtually unchanged.

TREND PER PRODUCT SECTOR
Growth is expressed on a comparable basis

In the Lighting sector, the nominal increase in sales was 10%, which was attributable to strengthening Asian markets, combined with positive currency influences. Comparable growth came to 2%. Income from operations improved to EUR 205 million from EUR 178 million, benefiting from stronger market conditions and improved margins, resulting from a richer product mix, as well as from past restructuring initiatives which address continuing pricing pressures.

Sales in the Consumer Electronics sector increased by 9%, reflecting 18% volume growth partly offset by 9% price erosion. The larger part of the growth relates to Consumer Communications, Digital Networks and CE Specialty Products.
Despite a restructuring charge of EUR 18 million, income from operations improved to EUR 72 million from last year's EUR 40 million, mainly due to the turnaround at Philips Consumer Communications and higher license income. The results of Mainstream CE, however, were adversely affected by price erosion offsetting volume growth, and a restructuring charge for downsizing of its Singapore operations. Income in Digital Networks is reflecting the cost of investments in new high-growth digital business opportunities, which will lead to improved sales and earnings in the near future.

The Domestic Appliances and Personal Care sector saw a considerable sales increase of 11%, primarily attributable to vigorous growth in Male shaving and grooming.
Income from operations reached EUR 45 million versus EUR 25 million a year-earlier, benefiting mainly from successful product launches such as the Quadra action shaver, favorable currency effects, and improved economies in emerging markets.

The Components sector reported a strong 20% increase in sales compared to the prior year, mainly attributable to Display Components and Optical Storage. Income from operations of EUR 95 million compares to last year's EUR 201 million, which included the EUR 169 million gain relating to the divestment of Conventional Passive Components. The improvement is primarily attributable to strong performance in Optical Storage and Advanced Ceramics & Modules.

In the Semiconductors sector sales increased by 58% on a nominal basis, to which VLSI contributed strongly. On a comparable basis, sales growth was 23%, in line with the market served by Philips Semiconductors. Income from operations was up at EUR 241 million or 16.8% of segment revenues from EUR 167 million or 17.7% in 1999. Higher sales delivered improvements in all businesses; the relative decrease of the operating margin was due to higher goodwill amortization charges related to VLSI.

Sales of the Medical Systems sector were 9% up on the prior year, largely attributable to North America. Income from operations turned to EUR 20 million from a break-even result last year, due to a strong sales performance and strict cost control.

Sales at Origin remained 10% below last year as a result of reduced market demand in the post-millennium period. Income from operations of EUR 1 million was down on last year's EUR 25 million, mainly as a consequence of these lower sales. Also a restructuring charge for the alignment of workforce and facilities costs, and higher goodwill charges negatively impacted on the results.

The Miscellaneous sector saw a 25% increase in sales, mainly due to FEI/Micrion, Machinefabrieken and Electronic Manufacturing Technology (EMT).
Income from operations was down at a loss of EUR 6 million versus a EUR 3 million loss in the year-earlier period, which included income contributions from activities that have meanwhile been divested. This year's results include a restructuring charge involving certain research activities in the Netherlands.

In the Unallocated segment, the quarter has been positively impacted by pension credits of approximately EUR 70 million.

TREND PER GEOGRAPHIC AREA
Growth is expressed on a comparable basis

Sales in Europe increased strongly (14%) in the first quarter, driven by Consumer Electronics - in particular Mainstream CE and Consumer
Communications -, Components and Semiconductors. A major upturn occurred in Eastern Europe, which saw a 46% increase in sales. North American sales were 7% up on the prior year, mainly attributable to strong sales in Medical Systems, Semiconductors and DAP.
Latin America posted strong sales growth, 23% ahead of last year. Brazil and Mexico recorded the most significant increases, driven by Mainstream CE and Components.
Sales in Asia Pacific were 7% up on the prior year with the main contributions coming from Semiconductors, Lighting and DAP. Sales in China ended 5% higher. Income from operations improved in all regions except North America. Europe recorded higher results even including last year's one-off gain on the sale of Conventional Passive Components. This was primarily driven by the turnaround in Consumer Communications, as well as stronger performance in Semiconductors and Components.
Latin America benefited from rationalization measures in prior years, which are particularly visible in the results of Consumer Electronics and Components. Asia Pacific saw the strongest improvement in income despite a substantial restructuring charge for CE's Singapore operations.

BALANCE SHEET RATIOS AND CASH FLOWS
Inventories at the end of March 2000 came to 14.5% of sales as compared to 15.6% a year earlier. The average collection period of outstanding trade receivables was the equivalent of 1.6 months' sales, unchanged from one year ago.
Cash flow from operating activities was EUR 405 million versus EUR 71 million last year mainly as a result of much higher operating performance. Cash provided by investing activities of EUR 130 million was below 1999, because of higher capital expenditures. The resulting cash flow before financing activities was EUR 535 million compared with EUR 284 million in the first quarter of last year.

EMPLOYEES
The number of people employed at the end of March 2000 was 229,341, an increase of 1,998 employees over the comparable position on January 1, 2000.

OUTLOOK
Results of the first quarter confirm our positive outlook for the year 2000, and we continue to see opportunities for further improvements ahead. We have reached our RONA target of 24% in the first quarter and will achieve double-digit growth in earnings and a positive cash flow again this year.

April 19, 2000
Royal Philips Electronics

Board of Management

      PRODUCT SECTORS AND CASH FLOWS

      all amounts in millions of euros (EUR) unless otherwise stated

---------------------------------------------------------------------------------------------------------------------------
SEGMENT REVENUES                                                       January to March
AND INCOME FROM                  ------------------------------------------------------------------------------------------
OPERATIONS                                               2000                                          1999
                                 -------------------------------------------  ---------------------------------------------
                                     segment           income        as % of       segment           income        as % of
                                    revenues      (loss) from        segment      revenues      (loss) from        segment
                                                   operations       revenues                     operations       revenues
Lighting                               1,237              205           16.6         1,122              178           15.9

Consumer Electronics *                 3,178               72            2.3         2,863               40            1.4

DAP                                      387               45           11.6           327               25            7.6

Components                             1,491               95            6.4         1,210              201           16.6

Semiconductors                         1,435              241           16.8           946              167           17.7

Medical Systems                          574               20            3.5           486                0              -

Origin                                   400                1            0.3           414               25            6.0

Miscellaneous                            430               (6)          (1.4)          409               (3)          (0.7)

Unallocated                                               (10)                                          (84)
-----------------------------    -----------      -----------                 ------------      -----------
Total                                  9,132              663                        7,777              549

Intersegment revenues                   (803)                                         (940)
-----------------------------    -----------                                  ------------
SALES                                  8,329                                         6,837

Income from operations

  as a % of sales                                         8.0                                           8.0

*  of wich:

   Mainstream CE                       1,868              (17)          (0.9)        1,829                9            0.5

   Consumer Communications               521               24            4.6           393              (37)          (9.4)

   Digital Networks                      197              (21)         (10.7)          170              (14)          (8.2)

   Specialty Products                    552                3            0.5           430               11            2.6

   Licenses                               94               83           88.3            75               71           94.7

   Intrasegment revenues                 (54)                                          (34)
                                 -----------      -----------     ----------  ------------      -----------    -----------
                                       3,178               72            2.3         2,863               40            1.4

-------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS*                                       January to March
                                                                          -----------------------
                                                                               2000          1999
                                                                          ---------      --------
Cash flows from operating activities:

Net income                                                                    1,140           469

Depreciation and amortization                                                   502           366

Net gain on sale of investments                                                (545)         (240)

Income unconsolidated companies                                                (153)           14

Minority interests                                                               14             8

Increase in working capital                                                    (475)         (450)

Increase in provisions                                                           70            43

Other items                                                                    (148)         (139)
-----------------------------------------------------------------------   ---------      --------
Net cash provided by operating activities                                       405            71

Proceeds from the sale of securities                                            550             0

Net capital expenditures                                                       (456)         (236)

Purchase/proceeds other non-current financial assets                            (45)           (6)

Acquisition/sale of businesses                                                   81           455
-----------------------------------------------------------------------   ---------      --------
CASH FLOWS BEFORE FINANCING ACTIVITIES                                          535           284

      * For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

      PRODUCT SECTORS AND MAIN COUNTRIES

      all amounts in millions of euros (EUR) unless otherwise stated


-------------------------------------------------------------------------------------------------------------
SALES AND TOTAL ASSETS
                                      sales (to third parties)                             total assets
                              ------------------------------------              -----------------------------
                                       January to March 2000                             2000            1999
                              ------------------------------------              -------------    ------------
                                                   % growth                         March 31,    December 31,
                                           -----------------------
                                 amount       nominal comparable *
Lighting                          1,226         11               2                      2,972           2,849

Consumer Electronics              3,160         18               9                      4,875           4,683

DAP                                 381         19              11                        749             777

Components                        1,100         29              20                      5,460           5,179

Semiconductors                    1,224         58              23                      5,628           5,188

Medical Systems                     573         19               9                      1,869           1,840

Origin                              248        (10)            (10)                       686             683

Miscellaneous                       417         21              25                      1,416           1,545

Unallocated                                                                             7,206           6,752
---------------------------   ---------                                         -------------    ------------
TOTAL                             8,329         22              11                     30,861          29,496


    * Adjusted for the effects of changes in consolidations and exchange rate movements


-------------------------------------------------------------------------------------------------------------
SALES AND FIXED ASSETS
                                      sales (to third parties)                    (in)tangible fixed assets
                              ------------------------------------              -----------------------------
                                       January to March 2000                             2000            1999
                              ------------------------------------              -------------    ------------
                                                    % growth                        March 31,    December 31,
                                           -----------------------
                                 amount       nominal comparable *
Netherlands                         438           8              9                      1,822           1,811

United States                     1,849          25              7                      2,576           2,476

Germany                             795          20             21                        625             632

France                              509          20             15                        405             392

United Kingdom                      497           9             (2)                       331             321

China (incl. Hong Kong)             579          20              5                        681             635

Other countries                   3,662          25             14                      4,032           3,887
---------------------------   ---------                                         -------------    ------------
Total                             8,329          22             11                     10,472          10,154

    * Adjusted for the effects of changes in consolidations and exchange rate movements

`SAFE HARBOR' STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF OCTOBER 1995
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

      BALANCE SHEETS AND ADDITIONAL RATIOS

      all amounts in millions of euros (EUR) unless otherwise stated

-----------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                        2000                    1999
                                                              MARCH 31,            December 31,
Cash and cash equivalents                                         2,579                   2,331

Securities                                                        1,499                   1,523

Receivables                                                       6,619                   6,453

Inventories                                                       4,785                   4,566

Unconsolidated companies                                          2,429                   2,091

Other non-current financial assets                                  365                     340

Non-current receivables                                           2,113                   2,038

Property, plant and equipment                                     7,640                   7,332

Intangible assets                                                 2,832                   2,822
----------------------------------------------------    ---------------           -------------
TOTAL ASSETS                                                     30,861                  29,496

Current liabilities                                               8,203                   7,974

Dividend payable                                                    399                       -

Debt                                                              3,288                   3,314

Provisions                                                        3,248                   3,118

Minority interests                                                  365                     333

Stockholders' equity                                             15,358                  14,757
----------------------------------------------------    ---------------           -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       30,861                  29,496

Stockholders' equity:

Per common share in EUR (after stock split)                       11.55                   11.08

------------------------------------------------------------------------------------------------
                                                                         End of March
                                                           -------------------------------------
NUMBER OF COMMON SHARES OUTSTANDING
(after stock split)
Shares in thousands (December 31, 1999: 1,331,601)            1,329,965                1,445,350

------------------------------------------------------------------------------------------------

NUMBER OF EMPLOYEES
Comparable figure on 1.1.2000: 227,300                          229,300                  228,800

------------------------------------------------------------------------------------------------
RATIOS

Net debt : group equity ratio                                      4:96                        *

Inventories as a % of sales                                        14.5                     15.6

Outstanding trade receivables, in months' sales                     1.6                      1.6



                                                                    January to March
                                                           -------------------------------------
Income from operations:

As a % of sales                                                     8.0                      8.0

As a % of net operating capital (RONA)                             25.1                     24.1

Income from continuing operations
  as a % of stockholders' equity (ROE)                             31.2                     17.7

    * As the current net cash situation exceeds the level of debt, the net debt to group equity ratio is not meaningful.

         Information also available on Internet, address: http://www.philips.com
                                                      Printed in the Netherlands